[CNS Response Letterhead]

March 28, 2011

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CNS Response, Inc.
Registration Statement on Form S-1, as amended
File No. 333-164613

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, CNS Response, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended (File No. 333-164613), under said Act, so that the same will be declared effective on March 30, 2011 at 5:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact Jeffrey A. Baumel, Esq. at (973) 912-7189 or Roland S. Chase, Esq. at (973) 912-7179.

Very truly yours,

CNS Response, Inc.

By:	/s/ George Carpenter
George Carpenter, CEO